SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 31, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated August 31, 2007 contains a press release of Infineon Technologies AG announcing the agreement reached for Advanced Electronic Systems (AES) to acquire Altis from IBM and Infineon Technologies.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 31, 2007	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

News Release/Presseinformation
Agreement Reached for Advanced Electronic Systems (AES) to Acquire Altis from IBM and Infineon Technologies
Paris, France — August 30, 2007 — IBM Corp. and Infineon Technologies (IFX: FSE, NYSE) today announced an agreement in principle to divest their shares in Altis Semiconductor with its manufacturing site in Corbeil-Essonnes, France, via a sale to Advanced Electronic Systems AG (AES). Terms of the agreement, which are subject to governmental and regulatory approval and works council consultation, were not disclosed.
Advanced Electronic Systems AG, located in Zurich, Switzerland, is a Swiss affiliate of GIS (Global Information Services), a Russian-based holding company.
Altis, an Infineon and IBM joint venture since 1999, mainly manufactures semiconductor components for communications, automotive and security applications in 250 to 130 nanometer technologies. Altis management was engaged in the process of searching for a buyer.
Under the terms of the current understanding, AES will purchase the equity, which includes the real estate and technology assets of Altis from Infineon and IBM, and AES agreed to maintain the level of industrial activity in Altis. Infineon and IBM agree to license key manufacturing process technologies to AES for use in Altis in the future. AES plans to use the Altis facility to manufacture European and Russian designed products and AES also has plans to open a semiconductor design center at the Altis location.
”We are very pleased to acquire a state-of-the-art manufacturing site with Altis’ history and experience”, said Alexander Kalinin, Member of the GIS Board of Directors. “The expertise and skills of the Altis employees are an asset as is the supply agreement with Infineon. We are committed to extending the customer portfolio as well as to licensing additional technologies from IBM and Infineon. We see this acquisition as a natural process of the internationalization of hi-tech businesses, and we are looking forward to continuing the excellent cooperation with IBM and Infineon in implementing new technologies in Altis.”

The acquisition is subject to regulatory approvals and work councils processes and is anticipated to close in the fourth quarter of calendar year 2007.
About Advanced Electronic Systems AG (AES)
Advanced Electronic Systems AG, located in Zurich, Switzerland, is a Swiss affiliate of GIS (Global Information Services), a Russian-based holding company. GIS has offices in Russia (Moscow) and the USA (Miami).
About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions addressing three central challenges to modern society including energy efficiency, connectivity and security. In fiscal year 2006 (ending September), the company achieved sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
About IBM
For information about IBM, see www.ibm.com
Meaningful Cautionary Statement Regarding Forward-Looking Statements
This announcement and supporting materials may contain statements, which address our expected future business and financial performance, and contain words such as “expects”, “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” or “will.” These statements by their nature address matters that are, to different degrees, uncertain. These uncertainties may cause our actual future results to be materially different than those we express in our forward-looking statements; accordingly, undue reliance should not be placed on these statements. These statements are made only as of the date of this communication and AES, Infineon and IBM undertake no obligation to update or revise these statements.

For the Finance and Business Press: INFXX200708.086e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com